4:46 PM
08/25/21
Accrual Basis

Oso Pequeno LLC
Profit & Loss
January through December 2020

				Jan - Dec 20
Ordinary Income/Expense				
Income				
41030 · Food Sales - Dinner				5,741.79
41100 · Food Catering and Delivery				20,394.53
Total Income				26,136.32
Cost of Goods Sold				
51000 · Food Costs				
51100 · Dairy			59.29	
51200 · Seafood			1,601.28	
51300 · Meat			2,850.24	
51500 · Grocery & Dry Goods			5,043.70	
51510 · Produce			2,768.56	
51000 · Food Costs - Other			0.00	
Total 51000 · Food Costs				12,323.07
56000 · Beverage, NA				2,421.50
Total COGS				14,744.57
Gross Profit				11,391.75
Expense				
60000 · Labor				
60010 · Guaranteed Pymnts S Stowaway			0.00	
Total 60000 · Labor				0.00
61000 · Controllable Expenses				
61100 · Supplies				
61110 · Restaurant Supplies		2,263.16		
61130 · Office Supplies		899.55		
61135 · Decoration		100.00		
61157 · Software & Subscriptions		1,064.60		
Total 61100 · Supplies			4,327.31	
61200 · Outside Services				
61240 · Postage & Shipping		300.00		
61250 · Temp Help		27,602.25		
Total 61200 · Outside Services			27,902.25	
61700 · Travel & Entertainment				
61710 · Meals and Entertainment		6.50		
61720 · Auto Parking & Transport		380.17		
Total 61700 · Travel & Entertainment			386.67	
Total 61000 · Controllable Expenses				32,616.23
65000 · Non-Controllable Expenses				
65100 · Promotion Marketing Advertising				
65110 · Advertising		1,835.70		
65120 · Donation		309.98		
65140 · Market Research		3,463.24		
Total 65100 · Promotion Marketing Advertising			5,608.92	
65200 · Service Charges & Fees				
65210 · Credit Card Merchant Fees		113.70		
65220 · Bank Charges		422.95		
65230 · Payroll Processing		7.00		
Total 65200 · Service Charges & Fees			543.65	
65300 · Professional Fees				
65310 · Legal & Professional Fees		56,388.60		

Oso Pequeno LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
65320 · Accounting	5,620.20
Total 65300 · Professional Fees	62,008.80
Total 65000 · Non-Controllable Expenses	68,161.37
67000 · Occupancy	
67100 · Rent - Base Rent	5,250.00
67400 · Business Taxes	660.00
67405 · License Permits & Fees	107.00
Total 67000 · Occupancy	6,017.00
Total Expense	106,794.60
Net Ordinary Income	-95,402.85
Other Income/Expense	
Other Income	
70000 · Other Income	32,066.11
Total Other Income	32,066.11
Net Other Income	32,066.11
Net Income	**-63,336.74**